

Anup Singh · 2nd

Co-founder & CSO at InnaMed (YC W17)

Greater Philadelphia · 500+ connections · **Contact info**

 **InnaMed**

 **University of California, L Angeles**

Experience



Co-founder & CSO

InnaMed

May 2016 – Present · 4 yrs 10 mos

Greater Philadelphia Area

Enhancing the patient experience w/at-home blood testing technology and cloud-based health analytics. Currently looking to collaborate with CROs and pharmaceutical companies to enable custom research and commercial tools. Soon will be offering chronic care providers a clinically robust platform for remote patient monitoring. See more at www.InnaMed.com.

Graduate Student Researcher

Rowat Lab

Sep 2016 – Dec 2016 · 4 mos

University of California, Los Angeles

Developing microfluidic technologies for understanding mechanical properties of cancer cells.

Research Assistant

Issadore Lab

Feb 2014 – May 2016 · 2 yrs 4 mos

University of Pennsylvania Department of Bioengineering

Using microfluidics and microelectronics to develop next-generation point-of-care diagnostics.

Research Assistant

Chow Lab

May 2013 – Feb 2014 · 10 mos

University of Pennsylvania Department of Bioengineering

Developed optical platforms for controlling biological circuits.

Education



University of California, Los Angeles

PhD, Bioengineering

2016 – 2017

On leave



University of Pennsylvania

MS, Physics

2014 – 2016



University of Pennsylvania

BA, Physics & Biophysics

2012 – 2016

Activities and Societies: Penn Science Across Ages, Society for Physics Students

Show 1 more education ⌄

Skills & endorsements

Research · 20

 Endorsed by **Donna Lee Young and 1 other who is highly skilled at this**

Matlab · 11

 Endorsed by **Artur Davoyan, who is highly skilled at this**

Microsoft Office · 9

Logan May and 8 connections have given endorsements for this skill

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Accomplishments

2 **Publications**

Smartphone-enabled optofluidic exosome diagnostic for concussion recovery • Magnetic Nickel iron Electroformed Trap (MagNET): A master / replica fabrication strategy for ultra-high throughput (> 100 mL/hr) immunomagnetic sorting

1 **Organization**

Society of Physics Students (SPS), American Physical Society (APS)

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